Exhibit 12

LEVEL 3 COMMUNICATIONS, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(dollars in millions)

	Three Months Ended		Fiscal Year Ended
	3/31/2006	3/31/2005	2005	2004	2003	2002	2001

Loss from Continuing Operations Before Taxes	$(168)	$(77)	$(679)	$(452)	$(754)	$(973)	$(4,351)
(Earnings) Losses of Equity Investees	—	—	—	—	(3)	(13)	(16)
Interest on Debt, Net of Capitalized Interest	150	114	530	485	567	560	646
Amortization of Capitalized Interest	17	17	68	68	68	68	68
Interest Expense Portion of Rental Expense	9	6	26	30	34	22	19

Earnings (Losses) Available for Fixed Charges	$8	$60	$(55)	$131	$(88)	$(336)	$(3,634)

Interest on Debt	$150	$114	$530	$485	$567	$560	$703
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	9	6	26	30	34	22	19

Total Fixed Charges	$159	$120	$556	$515	$601	$582	$722

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(151)	$(60)	$(611)	$(384)	$(689)	$(918)	$(4,356)